September 21, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.
Draft Registration Statement on Form F-1 Submitted August 4, 2021
CIK No. 0001873723

Ladies and Gentlemen:

This letter is in response to the letter dated September 1, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1 Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and has amended the language on the cover page of the Amended Draft Registration Statement in response thereto.

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and amended and restated the summary of risk factors on pages 7-9 of the Amended Draft Registration Statement in response thereto.

3. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: The Company acknowledge the Staff’s comment and has added a risk factor on page 20 of the Amended Draft Registration Statement in response thereto.

Prospectus Conventions, page 8

4. You state that you have not independently verified statistics by third-party sources regarding China’s expectations of growth. Please note that you are responsible for the entire contents of the registration statement. Revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market and industry data included in your disclosures.

Response: The Company acknowledges the Staff’s comment and has removed the relevant language from page 10 of the Amended Draft Registration Statement in response thereto.

Risk Factors, page 10

5. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and has added a risk factors on pages 18-19 of the Amended Draft Registration Statement in response thereto.

6. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company acknowledges the Staff’s comment and has added a risk factor on page 19 of the Amended Draft Registration Statement in response thereto.

Our business is dependent on third-party suppliers..., page 11

7. We note that one supplier accounted for approximately 12% of the company’s total purchases for the year ended December 31, 2020. We also note that one customer accounted for approximately 11% of your total revenues in 2020. Please disclose the material terms of your agreements with such supplier and such customer, including the term, termination provisions and any minimum purchase requirements.

Response: The Company acknowledges the Staff’s comment and has amended relevant risk factors on page 13 of the Amended Draft Registration Statement in response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 42

8. In regard to revenues, you indicate the increase was primarily attributable to an increased customer base and more equipment sold. Please revise to quantify the amount of revenue growth attributable to new customers versus existing customers, and to the change in volume and mix of industrial shredders sold. Refer to Section III.D of SEC Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 46 in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of the Amended Draft Registration Statement in response thereto.

Our Business Facility, page 63

9. Please file your lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company acknowledges the Staff’s Comment and has filed the lease referenced in the comment as Exhibit 10.9 to the Amended Draft Registration Statement. In addition, the Company will also file an additional lease relating to additional space at the Company’s facility as Exhibit 10.10 to the Amended Draft Registration Statement in a future amendment.

Principal Shareholders, page 85

10. Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by 8Sections International, Lukay International Ltd., Broadsail International Ltd., Redarmor Ltd. and Hinomoto Ltd.

Response: The Company acknowledges the Staff’s comment and has amended the footnotes to the Principal Shareholders table on page 89 of the Amended Draft Registration Statement in response thereto.

11. Please disclose the portion of the company’s securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has added material on page 88 of the Amended Draft Registration Statement in response thereto.

Note 1. Organization and Business Description, page F-8

12. We note that you are incorporated in the British Virgin Islands; however, your assets and operations are located in the PRC, which restricts the transfer of assets or dividends outside that country. As such, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required. Similarly, tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes.

Response: The Company acknowledge the Staff’s comment and included Parent-only financial statements with the related discussion accordingly in the consolidated financial statements, Note 14 - Condensed Financial Information of the Parent Company for the years ended December 31, 2020 and 2019 on pages F-24 to F-26 of the Amended Draft Registration Statement in response thereto.

Revenue Recognition, page F-12

13. Please describe your consideration regarding providing additional disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 61 of your different types of customers, as well as discussion on page 59 of the diversified line of shredder equipment offered. We further note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91.

Response: The Company acknowledges the Staff’s comment and included an additional disclosure of the disaggregation of revenue by product and by type of customers in consolidated financial statements, Note 2 on pages F-12 and F-13 of the Amended Draft Registration Statement in response thereto.

Note 10. Related Party Transactions, page F-20

14. Please revise to clarify the nature of your related party purchases, in particular purchases from Demark. If applicable, please separately present cost of sales and operating expenses associated with related parties on the face of the income statements. We refer you to Rule 5-03(b)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The Company revised and clarified with the additional disclosure, in particular the purchase from Demark in consolidated financial statements, Footnote 10 on pages F-20 and F-21 of the Amended Draft Registration Statement in response thereto.

Since the Company disclosed that the purchase from Demark represented approximately 12% of its total purchase for the year ended December 31, 2020, and the purchase from each of the remaining related parties accounted for less than 10% of its total purchase in the fiscal years 2020 and 2019, the Company does not believe it is necessary to separately present the related cost of sales associated with related parties on the face of the income statements. For the years ended December 31, 2020 and 2019, sales to Demark were $461 (approximately 0.002%) and $396,534 (approximately 2%), respectively. The effect of the related party sales was insignificant for these two fiscal years. In addition, for the years ended December 31, 2020 and 2019, sales to Demark were $461 (approximately 0.002%) and $396,534 (approximately 2%), respectively. The effect of the related party sales was insignificant for these two fiscal years.

Note 14. Subsequent Events, page F-24

15. Please revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response: We acknowledge the Staff’s comment and revised the subsequent event disclosure accordingly on page F-26 including the evaluation date and the additional subsequent event identified after last Form F-1 filing on August 4, 2021.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with such requested information.

Responses to Additional Telephonic Questions

17. As a condition precedent to the closing this offering, the underwriters mandated that the Company’s ordinary shares be approved for listing on the Nasdaq Capital Market. The Company has applied for listing its ordinary shares on the Nasdaq Capital Market, and it expects to receive listing approval in due course. To the extent that the Company is unable to obtain such approval, the offering will not close.

18. The Company has refiled Exhibits 3.1 and 3.2 in a searchable format.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com.

Very truly yours,

Haneberg Hurlbert PLC

By:	/s/ Bradley A. Haneberg

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